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Exhibit (a)(1)(c)

July 8, 2014

Dear Stockholder:

        We are pleased to inform you that on June 23, 2014, PLX Technology, Inc. ("PLX") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Avago Technologies Wireless (U.S.A.) Manufacturing Inc. ("Parent") and its wholly-owned subsidiary Pluto Merger Sub, Inc. (the "Purchaser"), pursuant to which the Purchaser has commenced a tender offer to acquire all outstanding shares of our common stock for a price per share of $6.50 in cash.

        If successful, the tender offer will be followed by the merger of the Purchaser with and into PLX, with PLX continuing as the surviving corporation in the merger. In the merger, all of PLX's outstanding shares (other than Shares held in treasury by PLX, Shares directly or indirectly owned by Parent and Shares owned by wholly-owned subsidiaries of PLX), will be converted into the right to receive the same consideration as in the tender offer.

        The Board of Directors of PLX has unanimously determined that the transactions contemplated by the Merger Agreement, including the tender offer and merger, are fair to and in the best interests of PLX and its stockholders, and approved and declared the Merger Agreement and the transactions contemplated thereby, including the tender offer and merger, advisable. Accordingly, the board of directors of PLX has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously recommended to PLX's stockholders that they accept the tender offer and tender their shares of PLX common stock in the tender offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

        Accompanying this letter is (i) a copy of PLX's Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser's Offer to Purchase, dated July 8, 2014, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on August 11, 2014.

Sincerely,

/s/ David K. Raun

David K. Raun
 Chief Executive Officer

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  Exhibit (a)(1)(c)